EXHIBIT 1.3
                                                                    -----------


                           [GRAPHIC OMITTED -- LOGO]
                                    AsiaSat

                       ASIA SATELLITE TELECOMMUNICATIONS
                                HOLDINGS LIMITED
                          [Chinese characters omitted]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                                STOCK CODE: 1135

    ANNOUNCEMENT OF UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

The Board of Directors is pleased to announce the unaudited interim results of the Group for the six months ended 30 June 2007 as follows:

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
(ALL AMOUNTS IN HK DOLLARS THOUSANDS UNLESS OTHERWISE STATED)
-------------------------------------------------------------------------------

                                                                            UNAUDITED
                                                                    SIX MONTHS ENDED 30 JUNE
                                                                ---------------------------------
                                                         NOTE           2007               2006
CONTINUING OPERATIONS
Sales                                                     4          461,286            475,760
Cost of services                                          5         (197,635)          (204,341)
                                                                --------------     --------------
GROSS PROFIT                                                         263,651            271,419
Other gains (net)                                         5           53,404             41,038
Administrative expenses                                   5          (39,834)           (43,094)
                                                                --------------     --------------
OPERATING PROFIT                                                     277,221            269,363
Share of loss of associates                                             (848)            (1,688)
                                                                --------------     --------------
PROFIT BEFORE INCOME TAX                                             276,373            267,675
Income tax expense                                        6          (29,825)           (28,780)
                                                                --------------     --------------
PROFIT FROM CONTINUING OPERATIONS AND FOR THE                        246,548             238,895
   HALF-YEAR
                                                                ==============     ==============

ATTRIBUTABLE TO:
- equity holders of the Company                                      246,933            239,211
- minority interests                                                    (385)              (316)
                                                                --------------     --------------
                                                                     246,548            238,895
                                                                ==============     ==============

                                                                     HK$ per            HK$ per
                                                                       share              share
EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO THE
   EQUITY HOLDERS OF THE COMPANY, EXPRESSED IN HK$
   PER SHARE

- basic                                                   7             0.63                0.61
                                                                ==============     ==============

- diluted                                                 7             0.63                0.61
                                                                ==============     ==============

INTERIM DIVIDEND
Interim dividend declared of HK$0.08 per share
  (2006: HK$0.08 per share)                                           31,296              31,221
                                                                ==============     ==============

Note 1 to note 9 form an integral part of this condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
(ALL AMOUNTS IN HK DOLLARS THOUSANDS UNLESS OTHERWISE STATED)
-------------------------------------------------------------------------------

                                                                                 AS AT
                                                                  ---------------------------------
                                                                        30 JUNE        31 DECEMBER
                                                         NOTE              2007               2006
                                                                      UNAUDITED            AUDITED
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment                                         2,682,263          2,630,847
Leasehold land and land use rights                                       23,324             23,616
Intangible assets                                                         1,487              1,276
Unbilled receivables                                                    163,743            171,047
Interests in associates                                                  10,671             10,057
Amount paid to tax authority                                            167,291            154,911
                                                                  --------------    ---------------
TOTAL NON-CURRENT ASSETS                                              3,048,779          2,991,754
                                                                  --------------    ---------------

CURRENT ASSETS
Inventories                                                                 339                354
Trade and other receivables                                8            139,249            119,647
Cash and cash equivalents                                             2,084,784          1,979,457
                                                                  --------------    ---------------
TOTAL CURRENT ASSETS                                                  2,224,372          2,099,458
                                                                  --------------    ---------------

TOTAL ASSETS                                                          5,273,151          5,091,212
                                                                  ==============    ===============

EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO EQUITY HOLDERS
   OF THE COMPANY
Ordinary shares                                                          39,120             39,027
Share Premium                                                            17,866              4,614
Retained earnings                                                     4,519,289          4,377,963
                                                                  --------------    ---------------
                                                                      4,576,275          4,421,604
MINORITY INTERESTS                                                        4,548              4,933
                                                                  --------------    ---------------
TOTAL EQUITY                                                          4,580,823          4,426,537
                                                                  --------------    ---------------

LIABILITIES
NON-CURRENT LIABILITIES
Deferred income tax liabilities                                         187,150            191,739
Deferred revenue                                                        130,375            142,624
Other payables                                                            1,814              1,770
                                                                  --------------    ---------------

TOTAL NON-CURRENT LIABILITIES                                           319,339            336,133
                                                                  --------------    ---------------

CURRENT LIABILITIES
Construction payables                                                    39,603              1,736
Other payables and accrued expenses                                      87,162             96,495
Deferred revenue                                                        151,556            153,101
Current income tax liabilities                                           94,547             77,089
Dividend payable                                                            121                121
                                                                  --------------    ---------------
TOTAL CURRENT LIABILITIES                                               372,989            328,542
                                                                  --------------    ---------------

TOTAL LIABILITIES                                                       692,328            664,675
                                                                  --------------    ---------------

TOTAL EQUITY AND LIABILITIES                                          5,273,151          5,091,212
                                                                  ==============    ===============

NET CURRENT ASSETS                                                    1,851,383          1,770,916
                                                                  ==============    ===============

TOTAL ASSETS LESS CURRENT LIABILITIES                                 4,900,162          4,762,670
                                                                  ==============    ===============

Note 1 to note 9 form an integral part of this condensed consolidated interim financial statements.

NOTES (All amounts in HK dollars thousands unless otherwise stated)

1.   INDEPENDENT REVIEW

     The interim results for the six months ended 30 June 2007 are unaudited but have been reviewed in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), by PricewaterhouseCoopers, whose unmodified review report is included in the interim report to be sent to equity holders.

2.   BASIS OF PREPARATION

     This condensed consolidated interim financial statements for the half-year ended 30 June 2007 has been prepared in accordance with IAS/HKAS 34, `Interim financial reporting'. The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2006.

3.   ACCOUNTING POLICIES

     The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2006, as described in the annual financial statements for the year ended 31 December 2006.

     The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31 December 2007:

     o IFRIC/HK(IFRIC) - Int 7, `Applying the Restatement Approach under IFRS/HKFRS 29', effective for annual periods beginning on or after 1 March 2006. This interpretation is not relevant for the Group;

     o IFRIC/HK(IFRIC) - Int 8, `Scope of IFRS/HKFRS 2', effective for annual periods beginning on or after 1 May 2006. This interpretation is not relevant for the Group;

     o IFRIC/HK(IFRIC) - Int 9, `Reassessment of Embedded Derivatives', effective for annual periods beginning on or after 1 June 2006. This interpretation is not relevant for the Group;

     o    IFRIC/HK(IFRIC)   -  Int  10,   `Interim   Financial   Reporting  and
          Impairment', effective for annual periods beginning on or after 1 November 2006. This interpretation is not relevant for the Group;

     o IFRS/HKFRS 7, `Financial Instruments: Disclosures', effective for annual periods beginning on or after 1 January 2007. This standard is not relevant for the Group; and

     o IAS/HKAS 1, `Amendments to capital disclosures', effective for annual periods beginning on or after 1 January 2007. This amendment has been adopted by the Group.

NOTES (ALL AMOUNTS IN HK DOLLARS THOUSANDS UNLESS OTHERWISE STATED)

     The following new standards, amendments to standards and interpretations have been issued but are not effective for 2007 and have not been early adopted:

     o HKAS 23 (Revised), `Borrowing Costs', effective for annual periods beginning on or after 1 January 2009;

     o HKFRS 8, `Operating Segments', effective for annual periods beginning on or after 1 January 2009;

     o HK(IFRIC) - Int 11, `HKFRS 2- Group and Treasury Share Transactions', effective for annual periods beginning on or after 1 March 2007; and

     o HK(IFRIC) - Int 12, `Service Concession Arrangement', effective for annual periods beginning on or after 1 January 2008.

4.   SALES AND SEGMENT INFORMATION

     SALES:

     The Group's sales are analysed as follows:

                                                                    SIX MONTHS ENDED 30 JUNE
                                                                   ----------------------------
                                                                           2007           2006
     Income from provision of satellite transponder capacity
          - recurring                                                   438,262        415,530
          - non-recurring                                                 8,190         45,578
     Sales of satellite transponder capacity                             12,246         12,246
     Other revenue                                                        2,588          2,406
                                                                   -------------   ------------
                                                                        461,286        475,760
                                                                   =============   ============

     The Group has only one business segment, namely the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications. The Group's primary reporting format for segment reporting purposes under HKAS 14 "Segment Reporting" is the geographical basis. For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

     The following table provides an analysis of the Group's sales by geographical markets:

                                                                               SIX MONTHS ENDED 30 JUNE
                                                                              ----------------------------
                                                                                      2007           2006
     Hong Kong                                                                     167,455        170,404
     Greater China, including Taiwan                                                93,756         94,077
     United States of America                                                       35,597         39,874
     United Kingdom                                                                 26,662         26,372
     British Virgin Islands                                                          1,409          1,409
     Others                                                                        136,407        143,624
                                                                              -------------   ------------
                                                                                   461,286        475,760
                                                                              =============   ============

NOTES (ALL AMOUNTS IN HK DOLLARS THOUSANDS UNLESS OTHERWISE STATED)

5.   OPERATING PROFIT

     The following items have been credited/charged to the operating profit during the interim period:

                                                                           SIX MONTHS ENDED 30 JUNE
                                                                         -----------------------------
                                                                                   2007          2006
     Interest income                                                             53,234        41,006
     Gain on disposal of property, plant and equipment other than                   214            25
        transponders
     Others                                                                         (44)            7
                                                                         ---------------    ----------
                                                                                 53,404        41,038
                                                                         ===============    ==========

     Salary and other benefits, including directors' remuneration                34,325        38,754
     Contributions to retirement benefits schemes                                 2,367         2,317
                                                                         ---------------    ----------
     Total staff costs                                                           36,692        41,071
                                                                         ===============    ==========

     Auditors' remuneration                                                         567           888
     Depreciation, amortisation and impairment expenses
          - Intangible assets - Licences                                             80            80
          - Property, plant and equipment                                       148,520       148,193
     Operating leases
          - premises                                                              2,205         2,189
          - leasehold land & land use rights                                        292           292
     Net exchange (gain)/loss                                                    (1,290)          813
                                                                         ===============    ==========

6.   INCOME TAX EXPENSE

     A significant portion of the Group's profit is treated as earned outside Hong Kong and is not subject to Hong Kong profits tax.

     Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period.

     Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain overseas jurisdictions.

                                                                             SIX MONTHS ENDED 30 JUNE
                                                                         -----------------------------
                                                                                    2007         2006
     Current income tax
     - Hong Kong profits tax                                                      25,003       26,771
     - Overseas taxation                                                           9,411        8,703
     Deferred income tax reversal                                                 (4,589)      (6,694)
                                                                         ----------------   ----------
                                                                                  29,825       28,780
                                                                         ================   ==========

     The Company currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 9.

NOTES (ALL AMOUNTS IN HK DOLLARS THOUSANDS UNLESS OTHERWISE STATED)

7.   EARNINGS PER SHARE

     Earnings per share attributable to equity holders of the Company arises from continuing operations as follows:

                                                                          SIX MONTHS ENDED 30 JUNE
                                                                              (HK$ PER SHARE)
                                                                   ---------------------------------------
                                                                             2007                    2006
     Earnings per share for profit from continuing
        operations attributable to the equity holders of the
        Company (expressed in HK$ per share)
     -  basic                                                                0.63                    0.61
     -  diluted                                                              0.63                    0.61

8.   TRADE AND OTHER RECEIVABLES

                                                                                   AS AT
                                                                   ---------------------------------------
                                                                     30 JUNE 2007        31 DECEMBER 2006
     Trade receivables                                                      69,777                81,888
     Trade receivables from related parties                                 13,029                10,660
     Less: provision for impairment of receivables                         (22,462)              (22,462)
                                                                   ---------------    --------------------
     Trade receivables - net                                                60,344                70,086
     Receivables from related parties                                       16,716                14,629
     Other receivables                                                      24,935                14,068
     Deposits and prepayments                                               37,254                20,864
                                                                   ---------------    --------------------
                                                                           139,249               119,647
                                                                   ===============    ====================

     The Company does not normally provide credit terms to its trade customers. The Company usually bills its trade customers quarterly in advance in accordance with its agreements. The aged analysis of trade receivables is stated as follows:

                                                                                   AS AT
                                                                   ---------------------------------------
                                                                     30 JUNE 2007        31 DECEMBER 2006
     0 to 30 days                                                          45,779                  29,329
     31 to 60 days                                                         10,930                  15,967
     61 to 90 days                                                          2,757                  15,717
     91 to 180 days                                                           346                   7,884
     181 days or above                                                        532                   1,189
                                                                   ---------------    --------------------
                                                                           60,344                  70,086
                                                                   ===============    ====================

NOTES (ALL AMOUNTS IN HK DOLLARS THOUSANDS UNLESS OTHERWISE STATED)

9.   CONTINGENT LIABILITIES

     Under Indian tax regulations, the Group may be subject to Indian income tax on revenues received by the Group in respect of income from provision of satellite transponder capacity to the Group's customers for purposes of those customers carrying on business in India or earning income from any source in India.

     The Indian tax authorities have assessed the Group for income tax as follows:

     Assessment year                              Amount HK$         Amount INR
                                               (approximate)      (approximate)
     1997-98                                      20 million        115 million
     1998-99                                      23 million        141 million
     1999-00                                      22 million        127 million
     2000-01                                      14 million         84 million
     2001-02                                      29 million        171 million
     2002-03                                      38 million        210 million
     2003-04                                      50 million        316 million
     2004-05                                      58 million        330 million
                                              ---------------    ---------------
     Total                                       254 million      1,494 million
                                              ===============    ===============

     The Group has filed appeals for each of the assessment years 1997-98 to 2004-05.

     No assessment has yet been made for the 2005-06 or 2006-07 assessment years.

     The Income Tax Appellate Tribunal (the "Tribunal") in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Group is liable for Indian income tax under certain circumstances. The Group does not believe that it is liable for the Indian income tax as held by the Tribunal and has filed an appeal against the Tribunal's decision. The tax authorities have also filed an appeal against the Tribunal's decision. Both the appeals have been admitted by the High Court.

     In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

     Assessment year                              Amount HK$         Amount INR
                                               (approximate)      (approximate)
     1997-98                                      13 million         78 million
     1998-99                                      14 million         88 million
     1999-00                                      11 million         62 million
     2000-01                                       9 million         50 million
     2001-02                                      20 million        119 million
     2002-03                                      27 million        148 million
     2003-04                                      39 million        226 million
     2004-05                                      34 million        195 million
                                              ---------------    ---------------
     Total                                       167 million        966 million
                                              ===============    ===============

     In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Group's customers to the Group for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Group's customers, the Group cannot reasonably estimate the taxable income and therefore also cannot estimate the amount of income tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal's decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognised for Indian income tax in the Group's financial statements.

NOTES (ALL AMOUNTS IN HK DOLLARS THOUSANDS UNLESS OTHERWISE STATED)

10.  PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

     During the six months ended 30 June 2007, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

11.  CORPORATE GOVERNANCE

     The Group has adopted all the Code  Provisions in Appendix 14 of the Rules
     Governing  the  Listing  of  Securities   ("Listing   Rules")  except  the
     following:

     The Remuneration Committee is composed of three members, of whom one is Independent Non-executive Director and the other two are Non-executive
     Directors. The Committee is chaired by the Independent Non-executive Director.

     The  Group  has  adopted  procedures   governing   directors'   securities
     transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules.

12.  AUDIT COMMITTEE

     The Audit Committee consists of five members, three of whom are Independent Non-executive Directors who satisfy independent, financial literacy and experience requirements, whilst the other two members are Non-executive Directors and have only observer status with no voting rights. The Committee is chaired by an Independent Non-executive Director, who possesses appropriate professional qualifications and experience in financial matters.

     The Committee has reviewed the accounting principles and practices adopted by the Group and the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2007 in conjunction with the Company's external auditors.

13.  CHARGES ON ASSETS

     The Group did not have any charges on assets as at 30 June 2007 and 31 December 2006.

14.  MISCELLANEOUS

     The Directors are not aware of any material changes from the information published in the annual report for the year ended 31 December 2006, other than disclosed in this announcement.

15.  CLOSURE OF REGISTER OF MEMBERS

     The Register of equity holders of the Company will be closed from 4 to 11 October 2007 (both days inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 3 October 2007. The interim dividend will be paid on or about 13 November 2007.

CHAIRMAN'S STATEMENT

SOLID RESULTS IN AN EVENTFUL PERIOD

The Group's underlying businesses achieved solid operational and financial results in the first six months of 2007. This was also a period of significant corporate activity for the Group that included a change in a major shareholder, the launch of a previously announced privatisation proposal, and the subsequent mandatory general offers ("MGO"). However, with the refusal of the United States Department of State ("US Department of State") to grant an approval for the privatisation proposal, the MGO had to proceed which resulted in a minor change to the public shareholding of the Company. I am delighted to record that AsiaSat also won a number of accolades during the period including two of the industry's highest awards for excellence.

Looking at the underlying businesses, the improved financial performance may indicate the start of the long-awaited turnaround in the Asian satellite industry following a period of stronger growth in the region's economies. We have been signalling the possibility of such an improvement for some time and it is encouraging that it may now be making a positive impact to the bottom line. However, there are also uncertainties ahead.

We have received recent reports on the successful launches of two satellites in China, namely Sinosat 3 and ChinaSat 6B, which are now undergoing testing. When they become commercially operational in the next few months, Chinese television broadcasters currently transmitting via AsiaSat's satellites may switch to these new satellites. If that occurs, it will have an adverse impact on the Company's revenue as contracts with Chinese television broadcasters accounted for approximately 8.8% of AsiaSat's total revenue in 2006.

INTERIM RESULTS

Turnover for the first half of 2007 was HK$461 million (2006: HK$475 million). Excluding last year's one-time receipt, recurring revenue was up by HK$23 million. The profit attributable to equity holders was HK$247 million (2006:
HK$239 million), up 3%. Operating expenses in the first half of 2007 amounted to HK$90 million (2006: HK$99 million), a decrease of HK$9 million due mainly from a reduction in satellite in-orbit insurance and a reversal of certain performance bonus provisions in relation to 2006.

The  Group's  EBITDA   (earnings  before   interest,   tax,   depreciation  and
amortisation) margin increased slightly to 81% (2006: 79%) as a result of lower operating expenses.

During the period, the Group generated a net cash flow of HK$105 million (2006:
HK$183  million)  after paying  capital  expenditure  of HK$162  million (2006:
HK$118 million) and dividends of HK$106 million (2006: HK$105 million). As at 30 June 2007, the Group reported a cash balance of HK$2,085 million (31 December 2006: HK$1,979 million). The Group continues to be debt free.

DIVIDEND

The Board has  resolved to pay an interim  dividend of HK$0.08 per share (2006:
HK$0.08), the same as last year. The interim dividend is payable on or about 13 November 2007 to equity holders on the share register as of 3 October 2007. The share register will be closed from 4 to 11 October 2007, both days inclusive.

CORPORATE DEVELOPMENTS

The first half of 2007 has been eventful for the Company and I would like to summarise the significant corporate events below:

MAJOR NEW SHAREHOLDER

On 30 March 2007, the Company announced that the General Electric Company ("GE") had become a major shareholder of the Company on acquiring approximately 34.03% of the issued share capital of the Company subsequent to the completion of an exchange transaction ("Exchange Transaction") on 29 March 2007 in which GE exchanged its entire shareholding of approximately 19% in SES S.A. ("SES"), a then major shareholder of the Company, for shares of a new company holding cash and a number of assets including SES's entire shareholding in the Company.

Upon the completion of the Exchange Transaction, CITIC Group, the Company's founding shareholder, remained as the other major shareholder with approximately 34.71% of the issued share capital of the Company. Both GE and CITIC Group have equal voting rights in Bowenvale Limited, and in turn, enjoy equal voting rights in the Company.

PROPOSED PRIVATISATION AND MANDATORY GENERAL OFFERS

The major events of the proposed privatisation ("Proposed Privatisation") are set out below:

13 February 2007 - Privatisation of the Company by way of a scheme of arrangement was proposed by the offeror, AsiaCo Acquisition Limited ("AsiaCo"), a company jointly owned by Able Star Associates Limited ("Able Star"), an indirect wholly-owned subsidiary of CITIC Group; and GE Capital Equity Investments, Inc., an indirect wholly-owned subsidiary of GE. It was proposed that upon completion of the Proposed Privatisation, the Company would be jointly and indirectly owned by CITIC Group and GE.

29 March 2007 - With the completion of the Exchange Transaction GE became a major shareholder of the Company with an indirect interest of approximately 34.03% of the issued share capital of the Company.

23 April 2007 - The Company and AsiaCo jointly announced the cancellation of the Proposed Privatisation because the US Department of State had in correspondence with GE revealed that it would not grant the approval necessary to implement the Proposed Privatisation. Obtaining such approval was one of the conditions to the share offer in the Proposed Privatisation that had to be fulfilled or waived. Given the importance of such approval, AsiaCo decided not to waive the fulfillment of such condition and therefore cancelled the Proposed Privatisation.

As the Securities and Futures Commission of Hong Kong was of the view that the completion of the Exchange Transaction would result in the formation of a new concert group that would have had statutory control of the Company, it thereby triggered the MGO. The MGO was announced on 23 April 2007 after the cancellation of the Proposed Privatisation.

26 June 2007 - The MGO closed and AsiaCo received a total of approximately 22.3 million valid acceptances of the Company's shares, representing approximately 5.7% of the Company's entire issued share capital. Following the close of the MGO, the Company remains a public company with 25.57% of its shares held by the public. CITIC Group and GE have now a beneficial interest in 37.59% and 36.84% respectively of the issued share capital of the Company. OPERATIONS REVIEW

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

NEW SATELLITE

Our new satellite, AsiaSat 5, is under construction in the United States, and is progressing on schedule. When launched, AsiaSat 5 will replace AsiaSat 2 at the orbital location of 100.5oE. However, as we stated in last year's annual report, we have been advised of a delay in the launch vehicle availability, and this could impact our launch date. It is worth reiterating that there are no changes being made to the current launch programme, other than the date of the launch. The construction of AsiaSat 5 will continue on schedule while the launch at the Baikonur Space Centre in Kazakhstan will be rescheduled from the second half of 2008 to 2009.

However, it is the Company's practice to build into each of its replacement satellite programmes sufficient time to re-build and re-launch a second satellite before the satellite has to be retired. As this rescheduled launch date may not provide sufficient time for such a re-build and re-launch in the event of an unsuccessful first launch, the Company continues to explore options to ensure the continuity of service to its customers.


IN-ORBIT SATELLITES

During the first six months of 2007, the Group's fleet of three in-orbit satellites, AsiaSat 2, AsiaSat 3S, and AsiaSat 4, operated effectively and continued to deliver excellent service.

The fleet is located in geo-stationery positions over the Asian land mass and provides a platform for one of the largest television audiences in the world and gives AsiaSat customers unparalleled coverage of two-thirds of the world's population.

AsiaSat 2 was launched in November 1995 and is positioned at 100.5oE. This satellite carries a payload of 24 C-band and 9 Ku-band transponders, and its overall utilisation rate as at 30 June 2007 was 48% (31 December 2006: 47%).

AsiaSat 3S was launched in March 1999 and is positioned at 105.5oE. This satellite carries a payload of 28 C-band and 16 Ku-band transponders, and its overall utilisation rate as at 30 June 2007 was 71% (31 December 2006: 74%).

AsiaSat 4 was launched in April 2003 and is positioned at 122.2oE. This satellite carries a payload of 28 C-band and 20 Ku-band transponders, including four Hong Kong BSS (broadcast satellite service) transponders. Its overall utilisation rate as at 30 June 2007 was 47% (31 December 2006: 48%).

The total number of transponders on the Company's satellites leased and sold as at 30 June 2007 remained stable at 70 (31 December 2006: 71) with the overall utilisation rate at 56% (31 December 2006: 57%). This included the four BSS transponders provided for the DTH (direct-to-home) service.

CONTRACTS WITH CUSTOMERS

In the first six months of 2007, we secured new contracts to the value of HK$117 million (2006: HK$186 million) and renewed contracts to the value of HK$153 million (2006: HK$296 million) amounting to a total of HK$270 million (2006: HK$482 million). Reduction in overall value is mainly attributable to shorter duration of contracts.

MARKET REVIEW

The adoption of High Definition (HD) television technology in Asia, and the increase in satellite capacity that it requires, continues to lag behind Europe and the U.S. However, we are experiencing stronger demand from the television sector for the regional distribution of new television channels. This increase would appear to be driven by the introduction, in many countries, of new distribution methods including Direct To Home (DTH) satellite television and internet protocol television (IPTV) delivered by the terrestrial broadband network.

These new and often competing delivery platforms require innovative and exclusive content to differentiate themselves from their competitors and are thus driving the expansion of the content industry.

As Asian markets develop, governments are recognising that the television viewing public expects to have choice both in the content available and in who provides it. Businesses have also recognised that television broadcasting has moved from a government-run loss-making activity to an attractive investment opportunity, thus they and the public expect governments to create an environment where competition is encouraged. It is envisaged that every country will eventually have multiple television platforms all competing for viewers reaching their viewers via satellite, cable, the telephone network and wireless solutions. This trend of general expansion bodes well for the satellite industry both directly in the DTH market and indirectly in the distribution of content to these new platforms.

The use of satellites to reach remote areas is continuing to grow as governments seek to improve the quality of life in these areas. The types of services provided in these remote areas include mobile phone and internet connections that link into the main systems and this has increased the demand for satellite capacity.

BUSINESS DEVELOPMENT

SUBSIDIARY

SKYWAVE
Our subsidiary, Skywave TV Limited ("Skywave"), is 80% held by the Company and engaged, with its partners, in developing a low cost DTH platform to serve the markets of Hong Kong, Macau, Taiwan and Southern China.

Launched in 2005, Skywave currently offers 35 programmes branded under `family favourites', `premium movies' and `premium sports'. As the company is operating in a highly restricted market, its business is static and is expected to remain so for the foreseeable future. In the first half of this year, Skywave incurred a loss of HK$2.4 million (2006: HK$2 million), of which our share was approximately HK$1.9 million.

ASSOCIATE COMPANIES

SPEEDCAST
SpeedCast Holdings Limited ("SpeedCast") is our associate in which the Company holds a 47% shareholding. It provides broadband, multimedia and corporate broadcast services to customers in countries across Asia and beyond.

In the first six months of 2007, the turnover of SpeedCast dropped by HK$3 million to HK$48 million (2006: HK$51 million), a decrease of 6% and it reported a loss of HK$1.5 million compared to profit at HK$2 million for same period last year.

During the first half of the year, AsiaSat generated HK$24 million as utilisation fees (2006: HK$22 million) from SpeedCast through the leasing of transponder capacity.

BEIJING ASIA
Another associate, Beijing AsiaSky Telecommunications Technology Co., Ltd. ("Beijing Asia"), in which the Company holds a 49% shareholding, is a joint venture operating in China. Beijing Asia is engaged in providing private satellite networks to enterprises using small satellite dishes known as "Very Small Aperture Terminals" ("VSATs"). This Company was established in 2004 and for the first six months of 2007 it incurred a loss of HK$1.7 million (2006:
HK$4 million), of which AsiaSat's share was HK$0.85 million (2006: HK$2 million).

NON-DOMESTIC TELEVISION PROGRAMME SERVICE LICENCE

To broaden our business scope, the Company decided to install a multiple channels per carrier ("MCPC") platform to offer customers a lower cost and highly efficient method to transmit digital video services to AsiaSat 2.

In the first half of 2006, Auspicious Colour Limited ("Auspicious Colour"), a wholly-owned subsidiary of the Company, applied for, and was granted a Non-domestic Television Programme Service Licence. This is in addition to the Non-domestic Television Programme Service Licence held by Skywave. This licence granted to Auspicious Colour, together with the Fixed Carrier Licence that was approved previously, will be used to operate MCPC platforms to provide customers with bundled value-added services for space segment and uplink services.


OUTLOOK

The uplift in the Group's half-year performance was encouraging after a few years of sluggish trading in the Asian satellite sector amid a general economic strengthening across the region. This endorsed our commitment to customer services and relationships through that difficult period in anticipation of the market turnaround. Indeed, we have maintained our market leadership; remain debt-free and are committed to the future of satellite communication in the Asia-Pacific region.

As noted above, however, the recent launch of two new satellites in China poses a very real threat to AsiaSat's business. As a result, the management of the Company will be adopting a cautious approach to the remainder of the year.

DIRECTORS

Subsequent to the completion of the Exchange Transaction and the introduction of GE as a major shareholder, the Company announced the appointment of four new non-executive Directors to the Board on 30 March 2007. They are Mr. Ronald J. Herman, Jr. (also Deputy Chairman), Mr. John F. Connelly, Mr. Mark Chen and Ms. Nancy Ku. On behalf of the Board, I would like to welcome the new Directors and look forward to working with them.

I would also like to express my appreciation to the former SES appointees to the Board Mr. Romain Bausch, Mr. Mark Rigolle and Ms. Cynthia Dickins for their contribution to the Company's development.



MI ZENG XIN
Chairman
Hong Kong, 23 August 2007



As at the date of this announcement, the Board comprises 13 directors. The Executive Directors are Mr. Peter JACKSON and Mr. William WADE. The Non-executive Directors are Mr. MI Zeng Xin (Chairman), Mr. Ronald J. HERMAN, Jr. (Deputy Chairman), Mr. John F. CONNELLY, Mr. Mark CHEN, Ms. Nancy KU, Mr. DING Yu Cheng, Mr. KO Fai Wong and Mr. JU Wei Min. The Independent Non-executive Directors are Professor Edward CHEN, Mr. Robert SZE and Mr. James WATKINS.

DISCLAIMER

THE FINANCIAL INFORMATION SET OUT ABOVE DOES NOT CONSTITUTE THE GROUP'S STATUTORY FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2007 AND 2006, AND FOR THE YEAR ENDED 31 DECEMBER 2006, BUT IS DERIVED FROM THOSE FINANCIAL STATEMENTS.


STATEMENTS IN THIS ANNOUNCEMENT RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE (1) RISKS ASSOCIATED WITH TECHNOLOGY INCLUDING DELAYED LAUNCHES, LAUNCH FAILURES AND IN-ORBIT FAILURES, (2) REGULATORY RISKS, (3) LITIGATION AND MARKET RISKS AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN THE COMPANY'S 2006 ANNUAL REPORT ON FORM 20-F ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.


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